Roland A. Caputo

Executive Vice President and

Chief Financial Officer

T 212 556 4222

roland@nytimes.com

620 8th Avenue

New York, NY 10018

December 12, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The New York Times Company

Form 10-K for the Year Ended December 31, 2017

Filed February 27, 2018

File No. 001-05837

Ladies and Gentlemen:

The following sets out the response of The New York Times Company (the “Company”) to the comments set forth in your letter dated November 8, 2018, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 10-K”). For ease of review, we have set out each of the comments together with the Company’s response.

Financial Statements

Notes to the Consolidated Financial Statements

12. Income Taxes, page 93

1.	Please tell us and revise to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign, if material. See Rule 4-08(h) of Regulation S-X.

Response:

The Company’s operations are primarily conducted out of our New York headquarters, including the distribution of content globally across the Company’s digital and print platforms, and the sale of advertising globally across both of these platforms. The activities of our foreign entities primarily consist of services provided in support of these operations (for example, certain newsroom support, as well as limited marketing and advertising sales support) under a structure that has been in place since January 1, 2017. In 2016, our international print newspaper was

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rebranded and the vast majority of the editing and production operations associated with the newspaper were relocated to the Company’s headquarters in New York. Prior to this, our foreign operations consisted primarily of activities to support the production and distribution of this newspaper.

The income (loss) before income tax expense from our foreign operations totaled approximately $5.5 million, ($9.8) million and ($0.1) million for 2017, 2016 and 2015, respectively, which the Company has determined, based on its assessment of quantitative and qualitative factors, to be immaterial. (The $9.8 million loss from 2016 was unusual and reflected one-time charges associated with the restructuring mentioned above.) To the extent the Company’s income before income tax expense from our foreign operations becomes a material component of our total income before income tax expense, we will include disclosure in future filings.

17. Segment Information, page 101

2.

We note that you have one reportable segment. In this regard, please tell us and revise to include further disclosure on how you determined your reportable segment in accordance with ASC 280-10-50-21. Also, as your business continues to evolve with the current environment, please tell us if you have more than one operating segment and how you evaluated your business for the existence of more than one operating segment during 2017 and 2018 under the guidance in ASC 280-10-50-1. As part of your response, please discuss your evaluation in terms of both different products as well as geographical areas.

Response:

The Company has applied the accounting guidance prescribed in ASC Topic 280, Segment Reporting (“ASC 280”), in its determination that it has one reportable segment. As more fully described below, as our business has continued to evolve and based on the current manner in which the Company’s operations are conducted and managed, the Company has concluded that it has two operating segments: The New York Times Company, which comprises substantially all of our operations; and Wirecutter, our recently acquired product review and recommendation website. In addition, the Company has concluded that the Wirecutter operating segment is immaterial and accordingly separate segment disclosure for it is not warranted. As noted below, the Company did not utilize the aggregation criteria in determining its reportable segment.

The supporting analysis for this conclusion is presented below in the following sections:

I.	Identification of the Chief Operating Decision Maker (“CODM”)
II.	Determination of Operating Segments

A. Business Activities and Evolution of the Business

B. CODM’s Assessment of Performance and Allocation of Resources

C. Conclusion

III.	Determination of Reportable Segments

I.	Identification of the CODM

As similarly described in the Company’s letter to the Staff dated January 20, 2016, we have determined that our Chief Executive Officer (“CEO”), Mark Thompson, is the CODM because

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he is the person within the organization who makes the key operating decisions with respect to resource allocation and performance assessment across all functions of the organization.

As part of the identification of the Company’s CODM, we determined that no other senior executive, either individually or as a group, should be considered the CODM. Although other members of our senior management team participate in the resource allocation process from time to time, resource allocation and key operating decision-making authority resides with our CEO.

There has been no change in these determinations since our previous letter.

II.	Determination of Operating Segments

ASC Topic 280 states that an individual business is an operating segment if it meets all of the following criteria:

a)	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.

In applying this guidance, the Company has concluded that it has two operating segments: The New York Times Company, which comprises substantially all of our operations; and Wirecutter, our recently acquired product review and recommendation website.

A.	Business Activities and Evolution of the Business

The Company is a global media organization focused on creating, collecting and distributing high-quality news and information. This content is distributed globally across the Company’s digital and print platforms and, similarly, we sell advertising globally across both of these platforms.

We generate revenues principally from subscriptions and advertising. Subscription revenues consist of revenues from subscriptions to our digital and print products (which include our news product, as well as our Crossword and Cooking products) and single-copy sales of our print newspaper. Advertising revenues are generated from global sales of advertising across both our digital and print platforms. We also generate “Other revenues” from, among other things, commercial printing, the lease of space in our headquarters building, news services/syndication, Wirecutter, digital archive licensing, NYT Live (our live events business) and retail commerce. As our industry has continued to shift from print to digital media, our business has similarly evolved. Among other things, in recent years, we made three acquisitions, expanded our global reach and introduced or grew two additional revenue streams within “Other revenues.”

Acquisitions. In 2016, we purchased HelloSociety and Fake Love, two digital marketing agencies intended to broaden the range of marketing and creative services provided by our advertising group. HelloSociety is a digital marketing agency that leverages social media influencers to drive engagement for branded content campaigns, and Fake Love is an

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integrated experience design agency that specializes in anchoring brands in contemporary culture via creative programs, live experiences and virtual and mixed reality. These acquisitions are managed by the Company’s advertising department leadership as an expansion of its creative services offerings.

In addition, in 2016, the Company purchased Wirecutter, which aligns with the Company’s commitment to service journalism. Wirecutter produces product reviews and recommendations and generates revenues by offering direct links to merchants featured in its reviews in exchange for a portion of the sale price.

International. In recent years, we also focused on efforts to reach and engage readers around the world, investing in, among other things, a news bureau in Australia and opportunities to increase readership in the United Kingdom, Europe and Canada. As disclosed in the Company’s 2017 Annual Report on Form 10-K, as of the end of 2017, we had approximately 3.6 million paid subscriptions across 208 countries, as well as a monthly average of approximately 136 million unique visitors to our website globally.

Additional Revenue Streams. In addition, as our business has continued to evolve, the Company has identified two opportunities to generate new or increased revenue in certain areas. First, as a result of our recent headquarters redesign and consolidation, we have been able to generate increased revenue from the lease of unused space in our building. Second, in 2018, we began to utilize excess printing capacity at our production and distribution facility for commercial printing.

With certain limited exceptions, including Wirecutter (further described below), the operations and activities related to our products share the same resources overseen by the CODM (including, among others, newsroom, technology, marketing and advertising staff). For example, the content that is distributed globally through our digital and print products is generated by members of the same newsroom (whether located at our New York headquarters or in bureaus across the world); our content is published digitally on a common website worldwide (www.nytimes.com), and although we produce and distribute a print newspaper that is tailored to international audiences, the content is generated by the same newsroom that generates content for our domestic audiences. In addition, with certain limited exceptions, our subscription marketing efforts for our digital and print platforms globally originate from the same marketing department, and the advertisements on our digital and print platforms globally are sold by the same advertising department.

As similarly described in the Company’s letter to the Staff dated January 20, 2016, with respect to our ASC 280 analysis, the CODM views the Company’s digital and print platforms not as separate businesses, but as different methods to distribute the same content to our readers and to offer our advertisers a variety of ways to reach them. In addition, the CODM views our international activities not as a separate business, but as a method to further expand the distribution of our content to readers and to offer our advertisers broader ways to reach them.

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B.	CODM’s Assessment of Performance and Allocation of Resources

1.   Management Structure

2.   Information Provided to the CODM

3.   International

4.   Wirecutter

The Company’s CODM sets the overall strategy of the Company, establishes both the operational and financial priorities and assesses the performance of the Company based on the discrete financial information described below. The following provides an overview of the Company’s management structure, the information regularly reviewed by the CODM and the unique position of Wirecutter in this structure.

1. Management Structure

The following is a list of the executives who report directly to the CODM, and their titles:

•	Diane Brayton, Executive Vice President, General Counsel and Secretary
•	Roland A. Caputo, Executive Vice President and Chief Financial Officer (“CFO”)
•	Stephen Dunbar-Johnson, President, International
•	Meredith Kopit Levien, Executive Vice President and Chief Operating Officer (“COO”)
•	David Perpich, President and General Manager of Wirecutter
•	Nick Rockwell, Executive Vice President and Chief Technology Officer
•	Ellen C. Shultz, Executive Vice President, Talent and Inclusion

The Company’s management structure has evolved since our letter to the Staff dated January 20, 2016, to include Messrs. Dunbar-Johnson and Perpich. Additionally, Ms. Kopit Levien was promoted in June 2017 from Chief Revenue Officer to the newly created COO role, and Mr. Caputo was promoted in April 2018 from head of the Company’s Print Products and Services Group to CFO.

In his role, Mr. Dunbar-Johnson advises on the Company’s global initiatives and oversees the distribution of the international edition of our print newspaper. He is responsible for the costs associated with the physical production and distribution of this print newspaper, as well as the print subscription revenues derived from the paper’s distribution (but not the advertising revenues derived therefrom).

Ms. Kopit Levien was named COO in June 2017. In this newly created role, she oversees the teams responsible for subscriptions and advertising revenues as well as the Company’s digital products, design, audience, live events and new product development. Ms. Kopit Levien is broadly responsible for advertising revenue and, other than as noted above, subscription revenue derived from the Company’s products globally, as well as expenses of the functional departments she oversees.

In his role as President and General Manager of Wirecutter, Mr. Perpich leads all aspects of the business and operations of Wirecutter and is responsible for the revenues and costs associated with this business.

With respect to senior executive compensation, financial targets are set for the annual incentive and long-term performance awards based on consolidated enterprise-wide financial metrics,

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and not on any separate profit measures with respect to the Company’s products or geographic areas. However, following the acquisition of Wirecutter and in connection with his appointment as President and General Manager, Mr. Perpich was granted a special one-time three-year cash incentive award based on the financial performance of Wirecutter as a portion of his total compensation.

2. Information Provided to the CODM

The CODM meets regularly and as-needed with his direct reports, both individually and in formal meetings, including meetings of the Company’s senior management team, referred to as the Executive Committee. The Executive Committee includes the CODM, his direct reports, the Company’s Chief Strategy Officer (who reports to the Chief Financial Officer) and the Publisher, Executive Editor, Managing Editor and Editorial Page Editor of The New York Times.

Information prepared in connection with Executive Committee Meetings

As similarly described in the Company’s letter to the Staff dated January 20, 2016, the Executive Committee reviews Company financial updates approximately monthly, which include some or all of the following financial information for the Company (the “Executive Committee Material”):

•	total revenues, including advertising and subscription revenues and other revenues;

•	advertising and subscription revenue trends;

•

operating costs, including costs across functional areas such as advertising, marketing, products and technology, print production and distribution, general and administrative functions, and certain other operating costs;

•	consolidated adjusted operating profit (which excludes certain items);

•	diluted adjusted earnings per share (which excludes certain items);

•	information on the number of paid subscriptions to our digital-only product bundles;

•	a comparison of consolidated operating results compared with analyst consensus estimates; and

•	historical stock price performance relative to relevant stock market indexes and peer companies.

In connection with certain Executive Committee meetings, the Executive Committee Material also includes periodic updates on progress with respect to various strategic initiatives and statistics that underlie certain key performance metrics for the consolidated business, such as audience reach and audience engagement, and average revenue per user.

Information prepared in connection with Quarterly Progress Reviews

On a quarterly basis, the CODM, along with other members of the Executive Committee, participate in meetings to review progress against the Company’s enterprise goals (which represent the Company’s strategic initiatives for the year). The information presented in

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connection with these reviews includes (i) statistics that underlie progress against the Company’s strategic initiatives, including among others subscription growth, audience reach and audience engagement, (ii) quarterly advertising and subscription revenue trends and (iii) consolidated financial information consistent with the Executive Committee Material.

Information prepared in connection with Annual Budget Reviews

In connection with the annual consolidated budget review, information is prepared for the CODM that provides details on assumptions and consolidated budgeted financial performance for the following year. This includes expectations with respect to the financial items included in the Executive Committee Material described above.

With the exception of Wirecutter, none of the information described above and provided to the CODM in connection with Executive Committee Meetings, Quarterly Progress Reviews, Annual Budget Reviews or other meetings with his direct reports, would be considered discrete financial information, as that term is used in ASC Topic 280, for our digital or print platforms, recent acquisitions, international operations, additional revenue streams or any other operations, and our CODM does not regularly review or utilize any measure of profitability or operating performance associated with these operations separately to make performance decisions or allocate resources.

3. International

As discussed above, our newsroom generates content that is distributed globally across both the Company’s digital and print platforms and, similarly, we sell advertising globally across both of these platforms. The content that we distribute is generated by members of the same newsroom (whether located at our New York headquarters or in bureaus across the world), and with certain limited exceptions, our subscription marketing efforts originate from the same marketing department, and the advertisements placed on our digital and print platforms globally are sold by the same advertising department. As noted above, the CODM views the Company’s international activities not as a separate business, but as a method to further expand the distribution of our content to readers and to offer our advertisers broader ways to reach them.

In his role, Mr. Dunbar-Johnson advises on the Company’s global initiatives and oversees the distribution of the international edition of our print newspaper. Although Mr. Dunbar-Johnson oversees costs associated with the physical production and distribution of this newspaper, as well as the revenues derived from distribution of the newspaper, he is not responsible for the advertising revenue derived therefrom, nor is he responsible for the broader costs associated with generating content for this newspaper or the Company’s marketing efforts internationally, which are overseen by other members of the Executive Committee.

With respect to Mr. Dunbar-Johnson’s compensation, financial targets are set for the annual incentive and long-term performance awards based on consolidated enterprise-wide financial metrics, and not on any separate profit measures with respect to the Company’s geographic areas.

Finally, as discussed above, no discrete financial information, as that term is used in ASC Topic 280, is provided to the CODM with respect to our international operations, and our CODM does not regularly review or utilize any measure of profitability or operating

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performance associated with these operations separately to make performance decisions or allocate resources.

For these reasons, the Company has concluded that our international activities do not constitute a separate operating segment of the Company.

4. Wirecutter

As discussed above, the Company acquired Wirecutter in 2016 as part of its effort to expand on the Company’s lifestyle products and services. Shortly following the acquisition, Mr. Perpich was named as President and General Manager of this business. Wirecutter has an Advisory Board, which meets approximately three times per year, and among others, includes certain Company executives, including the Company’s CODM. The purpose of the Advisory Board is to advise on Wirecutter’s strategic initiatives. Although the Advisory Board does not make decisions with respect to operations or resource allocations for Wirecutter, certain discrete financial information is shared from time to time in the context of its meetings.

Wirecutter operates largely as a separate business. For example, although Wirecutter shares some of the Company’s enterprise resources (such as human resources, legal and technology support), Wirecutter generates its own content, maintains its own website, uses business systems that are largely distinct from the Company’s and has an independent sales and advertising staff.

In addition, in his capacity as Mr. Perpich’s direct supervisor, the Company’s CODM meets regularly with Mr. Perpich. In the context of these meetings, Mr. Perpich regularly provides updates on the performance of Wirecutter, which includes updates on revenue, expenses and operating profit compared with forecasted amounts.

As part of the Company’s annual budget-setting process, the CODM, along with certain other members of the Executive Committee, reviews a standalone budget for Wirecutter.

Finally, as described above, although Mr. Perpich’s annual incentive and long-term performance awards are based on consolidated enterprise-wide financial metrics, following the acquisition of Wirecutter and in connection with his appointment as President and General Manager, he was granted a special one-time three-year cash incentive award based on the financial performance of Wirecutter.

C. Conclusion

Based on the analysis above, the Company determined that we have the following two operating segments:

1.

The New York Times Company: we considered the way that the Company conducts its business activities, the organizational structure of the Company and the way the CODM assesses performance and allocates resources in reaching this conclusion. This includes our digital and print platforms, domestic and international operations, digital marketing agencies, and our building leasing, commercial printing and other revenue streams.

2.

Wirecutter: we considered, among other things, the way this business is managed and the fact that discrete financial information is prepared and discussed with the CODM on a regular basis in reaching this conclusion.

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III. Determination of Reportable Segments

Wirecutter did not meet the ASC 280-10-50-13 aggregation criteria to be combined with The New York Times Company operating segment. However, because Wirecutter was deemed to be an immaterial component of the consolidated Company, representing less than 2% of the Company’s revenues, adjusted operating profit (which is the key profit measure used by the CODM to assess profitability and operating performance and to allocate resources) and total assets and there were no other operating segments with which to combine Wirecutter into an “All Other” category, based on immateriality, the Company did not separately report Wirecutter in its 2017 Form 10-K and subsequent quarterly reports. As a result, the Company presented one reportable segment, which was at the consolidated entity level, in its 2017 Form 10-K.

In future filings, the Company will include the following additional disclosure with respect to its reportable segment determination:

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker, who is the Company’s President and Chief Executive Officer, to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Company has determined that it has one reportable segment. Therefore, all required segment information can be found in the Condensed Consolidated Financial Statements.

We will continue to monitor Wirecutter with respect to the performance indicators and other relevant factors to determine whether separate segment disclosure of Wirecutter is required.

3.

We note from pages 2 and 3 of the 10-K that you have international circulation of your newspapers and digital content. To the extent you derive a material amount of revenues from your international subscriptions, please revise to disclose your revenues by geographic area in accordance with ASC 280-10-50-41.

Response:

Revenues derived from international subscriptions in 2017, 2016 and 2015 represented less than 10% of total subscription revenues for each period. We have historically viewed 10% of revenues as being material in regards to the disclosure requirements of ASC 280-10-50-41. Accordingly, we did not disclose revenue earned from geographic locations outside the United States in our 2017 Form 10-K.

We will continue to consider the quantitative and qualitative materiality of our international subscription revenue to ensure we are in compliance with the disclosure requirements of ASC 280-10-50-41.

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If there are any questions, please contact the undersigned at 212-556-4222, or Diane Brayton, Executive Vice President, General Counsel and Secretary, at 212-556-5995.

Very truly yours,

/s/ Roland A. Caputo

Roland A. Caputo

Executive Vice President and

Chief Financial Officer

cc:	Diane Brayton, The New York Times Company

Heather Clark, SEC Staff

Claire Erlanger, SEC Staff

Morgan, Lewis & Bockius LLP

Ernst & Young LLP